Exhibit 99.11

TRADING DATA

Entity	Date	Buy/Sell/ Exercise	No. of Shares	Price/ Premium per Share	Strike Price	Expiration Date	Security
MR Cobalt Offshore Fund AB LLC	7/11/2025	Exercise(1)	900,360	$55.87	$98.00	7/18/2025	American style call option exercisable into physically settled forward
MR Cobalt Offshore Fund CB 02 LLC	7/11/2025	Exercise(1)	636,151	$67.86	$81.00	7/18/2025	American style call option exercisable into physically settled forward

(1)	As described in Item 1 of the Amendment, upon settlement of the Options Exercise, the PSF-Option Agreements shown in this table were exercised for Deemed PSF Agreements relating to an equal number of shares of Common Stock. The per-share forward price for each such Deemed PSF Agreement is the sum of the Premium per Share and Strike Price shown above (subject to certain adjustments in accordance with the Deemed PSF Agreements); the relevant Mantle Ridge Fund will also pay a financing charge at settlement of the Deemed PSF Agreement.